JATT Acquisition Corp

c/o Maples Corporate Services Limited,

PO Box 309, Ugland House,

Grand Cayman, KY1-1104, Cayman Islands

February 10, 2023

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Jane Park and Ms. Celeste Murphy

RE:	JATT Acquisition Corp (the “Company”)
Registration Statement on Form S-4, as amended
(File No. 333-267005 ) (the “Registration Statement”)

Dear Ms. Park and Ms. Murphy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JATT Acquisition Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 14, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Loeb & Loeb LLP, request by telephone that such Registration Statement be declared effective.

Please contact Giovanni Caruso of Loeb & Loeb LLP, counsel to the Company, at (212) 407-4866, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

JATT ACQUISITION CORP

By:	/s/ Someit Sidhu, MD
	Name:	Someit Sidhu, MD
	Title:	Chairman and Chief Executive Officer

Acceleration Request:
333-267005